

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

Sean McClain
Founder and Chief Executive Officer
Absci Corp
18105 SE Mill Plain Blvd
Vancouver, WA 98683

  Re: Absci Corp
    Registration Statement on Form S-3
    Filed on August 24, 2022
    File No. 333-267043

Dear Mr. McClain:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services